Exhibit 99.4

Fair Market Value Appraisal: Internal Use

Client

Series 538, a series of Masterworks Vault 3, LLC

Intended User

Masterworks Administrative Services, LLC on behalf of the above-named Client.

Intended Use

To determine fair market value as outlined in the Scope of Work.

Effective Date of Valuation

April 16, 2026

Date of Report

April 23, 2026

TABLE OF CONTENTS

Certification	2
About Masterworks	3
Scope of Work	3
Definition of Value	4
Method of Research	4
Method of Examination	4
Assignment Conditions	4
Approach to Value	5
Opinion of Value	5
Global Art Market Overview	6
Subject Artwork	10
Fair Market Value	10
Artist Background	11
Valuation Narrative	11
Comparable Sales	13
Sources of Data	14
Statements and Disclosures	15
Appraisal Terminology and Definitions	16

Fair Market Value Appraisal for Use by Masterworks Administrative Services, LLC Effective Date of Valuation: April 16, 2026	Page 1

Certification

I certify that, to the best of my knowledge and belief:

●	The statements of fact contained in this Appraisal Report are true and correct.
●	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions and conclusions.
●	In my role at Masterworks Administrative Services, LLC, I provide on-going valuation and consultation regarding the Masterworks Portfolio; in this context, I frequently perform an initial review of the Artwork prior to its acquisition by Masterworks.
●	I am an employee of Masterworks Administrative Services, LLC, which serves as the administrator to the owner of the Artwork. Masterworks Administrative Services, LLC receives revenue for the administration of the Artwork and, its affiliate, Masterworks Gallery, LLC holds a financial interest in the corporate entity that owns the Artwork. However, I have no direct personal interest or bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
●	My engagement in this assignment was not contingent upon developing or reporting predetermined results.
●	My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of Masterworks, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
●	My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
●	The property that is the subject of this report was inspected by a member of the Masterworks’ Acquisitions team and/or Appraisal team; in the event that I did not personally inspect the artwork, I relied on information, including photographs and other documentation, supplied by both the seller and the Masterworks team member who conducted the inspection.
●	I received personal property appraisal assistance from Jessica Maliszewski, Senior Appraiser, who assisted with research and appraisal development.

Abigail Athanasopoulos
Director of Appraisals
Masterworks Administrative Services, LLC

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About Masterworks

Masterworks Administrative Services, LLC acts as manager for individual Delaware LLCs that own, through a segregated portfolio of Masterworks Cayman SPC, a single artwork as its sole investment which have been offered and sold as securities pursuant to an exemption from registration under Rule 251(a)(2) of Regulation A under the Securities Act of 1933. For the purposes of this Appraisal Report only, and unless otherwise indicated in a specific instance, this organizational structure shall be referred to as “Masterworks.”

Scope of Work

The following appraisal report (“Appraisal Report”) was prepared to conclude the Fair Market Value of the subject artwork (the “Artwork”) prior to acquisition. This Appraisal Report is not valid for any other purpose. Values stated may not reflect additional expenses which might be incurred should the Artwork be sold such as advertising costs, or shipping. For the avoidance of doubt, this Appraisal Report shall not be construed as providing investment advice or be relied upon by those making investment decisions. Given the volume of transactions, internally compiled intelligence and qualified personnel, among other items, Masterworks believes it is well-positioned to appraise artworks in the Masterworks Portfolio. This appraisal was prepared in accordance with the most recent publication of the Uniform Standards of Professional Appraisal Practice (“USPAP”; last issued in 2024) developed by the Appraisal Standards Board of the Appraisal Foundation, by a USPAP-compliant appraiser from the Masterworks Appraiser(s). It is noted that there are potential conflicts of interest given that all Masterworks Appraiser(s) are employees of Masterworks, and Masterworks retains an ownership and other pecuniary interests in the Artwork. This valuation is valid as of the Effective Date, and does not take into account any sales of comparable works or market movement that occur after the Effective Date.

The Artwork is owned by Series 538, a series of Masterworks Vault 3, LLC, and this Appraisal Report is intended for use by Series 538, a series of Masterworks Vault 3, LLC, and its subsidiaries (collectively referred to as “Masterworks 538”). The Appraisal Report has been prepared by the Masterworks Appraiser(s) on behalf of Masterworks Administrative Services, LLC in its capacity as administrator to Series 538, a series of Masterworks Vault 3, LLC.

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Definition of Value

The definition of fair market value is set forth in IRS Section 1.170 and 20.2031-1 which states that: “The Fair Market Value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts.” (According to Technical Advisory Memorandum [TAM] 9235005 [May 27, 1992], fair market value should include the buyer’s premium) 20.2031 (b) continues “the fair market value of an item of property includible in the decedent’s gross estate is not to be determined by a forced sale price. Nor is the fair market value of an item of property to be determined by the sale price of that item in a market other than that in which such item is commonly sold to the public, taking into account the location of the item wherever appropriate.”

Method of Research

In preparing this Appraisal Report, research was conducted in the Masterworks offices. The offices are equipped with an extensive library relevant to the artworks held in the Masterworks’ collection. Research involved but was not limited to: i) detailed research of comparable transactions occurring at public auction via third-party, on-line artwork-focused databases including artprice and artnet; ii) review of an internal database of similar works and works by the same artists that have been previously offered to Masterworks for purchase; iii) review of historical market trends within the specific artist market, the market for similar (or comparable) artwork based on internally-compiled market indices, and the broader art market; iv) review of past condition reports, photos, previous appraisals, sales transactions, auction catalogues and other documentation related to the Artwork; iv) review of general art market intelligence and observations acquired by Masterworks through the attendance of auction previews, art fairs exhibiting comparable works, gallery and museum exhibitions and v) art historical research pertaining to the artist and the subject artwork using Masterworks’ Reference Library and resources available at the New York Public Library, the Metropolitan Museum of Art’s Watson Library and the Frick’s Art Reference Library among others. Sources for art market data include third-party online transaction databases, physical auction catalogues, sales (or offers) made to Masterworks by dealers and other general market observations and intelligence.

Method of Examination

The Artwork was last physically inspected by Abby Nakassa for Masterworks on April 21, 2026, with the most recent condition report issued on April 21, 2026; it is assumed that the artwork has sustained no visible apparent change in its condition since that time.

Assignment Conditions

During the development of this Appraisal and preparation of this Appraisal Report, the Masterworks Appraiser(s) relied on photographs and descriptions of the Artwork retained in Masterworks’ collection files to confirm the work’s physical characteristics. Relevant information regarding comparable sales is included in this report or, in the case of confidential private sale data, maintained in the Masterworks Appraiser(s)’work file at the offices of Masterworks. The Masterworks Appraiser(s) may not have personally examined the comparable works referenced in the Appraisal Report, and thus relied on the information available through online databases, auction catalogues, private dealers and/or galleries. Not all comparables have current condition reports for review.

●	Extraordinary Assumptions: An extraordinary assumption is defined by USPAP as “an assumption, directly related to a specific assignment, as of the effective date of the assignment results, which, if found to be false, could alter the appraiser’s opinions or conclusions.” The appraised value assumes the clear title, good condition, and authenticity. While members of Masterworks may have viewed the work prior to acquisition by Masterworks, the Masterworks Appraiser(s) did not inspect the property in person during the preparation of this report, and thus relied solely on images and descriptions retained in Masterworks’ files and assumed this information to be accurate. The Masterworks Appraiser(s) may not have been able to examine the comparable works used for this assignment and thus relied on information available through online databases, auction catalogues, private dealers and or galleries. When no condition report was available for comparable works, the object is assumed to be in good condition.

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●	Hypothetical Conditions: A hypothetical condition is defined by USPAP as “a condition, directly related to a specific assignment, which is contrary to what is known by the appraiser to exist on the effective date of the assignment results but is used for the purpose of analysis.” No hypothetical conditions have been applied to this Appraisal Report.
●	Limiting Conditions: The following Limiting Conditions exist in this assignment. Such conditions may limit the appraisers’ expertise in specific areas as well as the perceived responsibilities of the assignment. Some are also considered to be Extraordinary Assumptions and were taken by the appraiser as facts. If these Limitations and Extraordinary Assumptions are found to be untrue, the appraiser’s opinions, including the opinions of value may be affected.

○	The Appraisal Report is limited in that the appraiser is not an authenticator. This is also considered an Extraordinary Assumption as they assume the work is authentic.
○	This Appraisal Report is limited in that the appraiser is not a conservator. As such, they did not prepare a professional condition report for the subject work. This is also considered an Extraordinary Assumption as they assume the work is in good condition.

Approach to Value

The Artwork was evaluated based on the “Sales Comparison Approach.” This method of valuation involves analysis of recent sales involving similar objects, also referred to as comparable sales, which have sold within the market that is most common for each object. In the context of the Artwork, comparable sales generally include sales of other artwork (or the Artwork itself) created by the same artist, with similar dimensions, creation period range and subject matter as the Artwork. Comparable sales may have taken place at public auction or in private sales, if such private sales information is verifiable. The Appraisers may adjust the valuation of the Artwork, otherwise derived from past comparable sales, based on a historical price appreciation benchmark for similar works by the artist or the artist’s market overall.

The “Income Approach” and the “Cost Approach” were also considered for this appraisal. While the subject work is an income producing asset, such income is not part of the scope of the assignment and thus the “Income Approach” was not applied. The “Cost Approach” was also considered and since its application was not relevant to the assignment’s scope of work, it was not applied.

Opinion of Value

The value expressed herein is based on the Masterworks Appraiser(s)’ best judgment and opinion. This value is not a representation or warranty that the item will realize this value if offered for sale in an appropriate market. The value expressed is based on current information on the date the Appraisal Report was made. No opinion is expressed as to any past value, nor, unless otherwise expressly stated, as to any future value.

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Global Art Market Overview

The most recent major shift in the art market occurred in 2020, which proved to be a truly unprecedented year across sectors, when the COVID-19 health crisis began in the first quarter, prompting global shutdowns and social distancing efforts. According to the 2021 Art Basel and UBS annual report, global art sales only reached $50.1 billion in 2020, a 22% decrease from 2019, but still above the 2009 recession low.1 2021 saw the continuation of the pandemic-related challenges, yet according to Dr. McAndrew’s 2022 Art Basel and UBS annual report, the global art market recovered strongly, with total turnover (including both auction and private market sales) reaching an estimated $65.1 billion, up 29% from 2020, with values surpassing pre-pandemic levels in 2019.2 Dr. McAndrew’s 2023 Art Basel and UBS annual report indicates that the global art market continued to strengthen in 2022, up 3% from the previous year to an estimated $67.8 billion (the second highest year on record following closely behind 2014’s $68.2 billion).3 In 2023, the Global Art Market softened, falling 4% from 2022 to an estimated $65 billion, primarily the result of fewer sales at the top end of the market; however, while the dollar amount decreased, the number of transactions increased by 4% (primarily in the lower price levels). 2024 marked the second year of an ongoing softening in the global art market, experienced in both the public and private sectors, with a further aggregate decline of 12% year-on-year to an estimated total of $57.5 billion globally (a level that has not been seen since pre-pandemic in 2016).4

According to the most recent Art Basel and UBS report, after two consecutive years of decline, the global art market increased approximately 4% (year-on-year) in 2025, reaching an estimated $59.6 billion. Together, the United States, United Kingdom and China accounted for 76% of global sales (which showed no material change year-on-year), with the United States continuing to lead with 44% of global sales (up 5% to $26 billion), and the UK and China in a distant second and third (at 18% and 14%, respectively).5 While the markets in both the US and UK (as well as France, who maintained the fourth largest market share) grew, China’s market continued to contract (down 10.8% in fine art auction sales).6

In aggregate, after two years of decline, public auction sales increased 9% year-on-year (to $20.7 billion), though (in contrast to 2024) private auction sales decreased 5% (to nearly $4.2 billion). However, the total number of fine art lots sold decreased 2% signifying growth at higher price levels.7 Total auction sales at the “big three” (Christie’s, Sotheby’s and Phillips) were up from the previous year (for the first time since 2022) across the Old Masters, Impressionist, Modern, Post-War and Contemporary art sectors, reaching $4.56 billion (an 11% increase from 2024, though still 42% below the 2022 peak), with Impressionist art seeing the highest year-to-year increase of 80.4%.8 This upward trending followed a somewhat lackluster H1 2025, during which auction sales were 6.2% lower year-on-year (only reaching $3.9 billion compared to $4.2 billion in the same period of 2024) - although this period also saw the second highest volume of lots sold since 2016, demonstrating increased activity and broader participation within the middle and lower tiers.9 Key drivers of the “turn around” observed in H2 2025 include increased buyer confidence (as well as higher quality consignments), the return of prominent single-owner collections (which accounted for 32.9% of auction sales during the second half of the year), and marked growth within the $10 million and above “trophy” market (up 19.4% year-to-year), particularly within the Impressionist and Modern sectors.10 Christie’s and Sotheby’s reported sell-through rates (overall) of 88% and 87% (respectively).11 Additionally, the total of the top ten auction sales (of individual lots) reached $757 million - which included the record sale of Klimt’s “Bildnis Elisabeth Lederer (Portrait of Elisabeth Lederer)” (1914/16) at $236 million (the second-highest price ever achieved at auction) - surpassing both 2024 and 2023 totals ($512.6 million and $660 million, respectively).12

1 Dr. Clare McAndrew, The Art Market 2021, Art Basel and UBS, pp. 30-31

2 Dr. Clare McAndrew, The Art Market 2022, Art Basel and UBS, p. 14

3 Dr. Clare McAndrew, The Art Market 2023, Art Basel and UBS, p. 17

4 Dr. Clare McAndrew, The Art Market 2024, Art Basel and UBS, p. 17

5 Dr. Clare McAndrew, The Art Basel & UBS Art Market Report 2026, Art Basel and UBS, p. 16

6 Margaret Carrigan, “Data Dive,” The Intelligence Report, Artnet, pp. 38

7 Dr. Clare McAndrew, The Art Basel & UBS Art Market Report 2026, Art Basel and UBS, p. 143

8 ArtTactic, The Art Market 2025: A Year in Review, p. 3

9 Artnews, “Global Auction Sales Fell 6 Percent for First Half of 2025 According to ArtTactic Report,” July 16, 2025 (online).

10 ArtTactic, The Art Market 2025: A Year in Review, p. 4

11 Marion Mankeker, Puck: Wallpower, “Art’s $14B Goldilocks Year,” December 20, 2025, pp. 8-9

12 Artlyst, The Top Ten Most Expensive Artworks Sold at Auction In 2025, December 17, 2025

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Despite a number of notable gallery closings (with increased operating costs being the leading challenge dealers faced in 2025), global sales within the dealer sector also grew, up approximately 2% in 2025 to reach $34.8 billion, with art fairs accounting for 35% of dealer sales (up from 31%) and online sales decreasing 6% to 16% of total dealer turnover (although notably still above pre-pandemic levels). Growth was strongest at the lower end, and the market indicated a preference - particularly at the higher end of the market - for older (better established) and secondary-market sectors over ultra-Contemporary. Additionally, due to increased costs of trading internationally, local sales were up across all dealer segments.13

Postwar & Contemporary Art Auction Market

PWC continued to constitute the largest portion of the global auction market in 2025, a claim firmly held since 2011, accounting for 45% of the market by value and 54% of the market by volume (number of lots). However, for the fourth consecutive year, aggregate sales in this sector were down year-on-year to 2% ($4.5 billion); while Contemporary sales were relatively stable at $1.4 billion, the Postwar sector decreased to $3.1 billion (approximately 3%). Although the PWC market experienced a decrease in total volume (due to a slight contraction at the lower end of the market), it maintained the second highest level in the past 10 years (2024 being the highest).14

Among the top three auction houses ((Christie’s, Sotheby’s and Phillips), 2025 saw a decline of 14.4% (down to $1.12 billion from 2024’s $1.31 billion) in the Contemporary sector (including Young Contemporary) and a decline of 17.7% (down to $733.6 million) in the Postwar sector (due in large part to significant contractions in both the Warhol and Kusama markets of 41.7% and 72.9% respectively). The Young Contemporary segment saw a 39.1% year-on-year decline (to $62.5 million), though the total number of young artists appearing at auction (861) remained above the 10 year average (of 656). This segment also saw a marked decrease in auction guarantee levels, which were 34.3% lower than in 2024, as well as a continued low appetite in the secondary market for these works (as evidenced by the -16.2% average CAGR for resold works within this sector).15 Though still a major revenue-generator accounting for 23.2% of total fine art sales in 2025 (second only to Modern art at 30.3%), the Contemporary art market declined for the fourth consecutive year in both the number of total lots sold (falling 12%) and total auction sales (falling 12.3% to $1.06 billion); however, though average resale CAGR declined from 5.1% in 2024 to 2.3% in 2025, auction guarantee levels were up 8.9%,16 which may suggest increased confidence in this sector. Interestingly enough, the Postwar sector saw an increase in both auction guarantee levels (up 3.8% from 2024) as well as the average resale CAGR, which was up from 2024’s 4.9% to 5.1%.17

13 Dr. Clare McAndrew, The Art Basel & UBS Art Market Report 2026, Art Basel and UBS, pp. 43-45

14 Dr. Clare McAndrew, The Art Basel & UBS Art Market Report 2026, Art Basel and UBS, p. 181

15 ArtTactic, The Art Market 2025: A Year in Review, pp. 5 & 9

16 ArtTactic, The Art Market 2025: A Year in Review, p. 12

17 ArtTactic, The Art Market 2025: A Year in Review, p. 15

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Despite an overall sentiment of market uncertainty (and a year-to-year decrease in this sector), some notable results were still achieved in the PWC market. During the Spring season, at Sotheby’s New York Marquee sale, two 24 x 24 inch Andy Warhol paintings from the artist’s renowned Flowers series sold well-over their rather conservative pre-sale estimates (of $1m to $1.5m) to realize $3.8 and $4 million (becoming the second and third highest records for this series format). Also at Sotheby’s, Jean-Michel Basquiat achieved his second highest record for a work on paper with the sale of “Untitled” (1981) realizing $16.365 million (and following the new record for a work on paper at Christie’s in the fall of 2024 for $22.9m). Finally, at Christie’s New York Marquee sale, Marlene Dumas achieved a new high record sale when the monumental “Miss January” (1997) sold for $13.365 million (falling just short of the record for a living female artist set by a 2018 sale of a Jenny Saville work for $12.4 million, which is nearly $15.8 million if adjusted for inflation).

The Fall auction season saw notably strong sales within the PWC market by Matthew Wong, Jean-Michel Basquiat, David Hockney, Christopher Wool, Peter Doig and Agnes Martin. In the Young Contemporary sector, at Sotheby’s (The Now & Contemporary Evening Auction), in New York, Matthew Wong’s “The Gentle Sea” (2017), 40 x 30 inches, sold above estimate ($1.2m-$1.8m) to realize $2,368,000. Among Contemporary artists, Basquiat continued to have a strong year with the Sotheby’s sale of “Crowns (Peso Neto)” (1981), 76.25 x 94.25 inches, for $48,335,000 - the highest auction record for a work from this year and the eighth highest auction record for this artist overall. Hockney achieved his third highest auction record with the Christie’s sale of “Christopher Isherwood and Don Bachardy” (1968), 83.5 x 119.5 inches, in New York, the first of the artist’s acclaimed double portraits, for $44,335,000. This Fall also saw the return of one of Christopher Wool’s iconic, large-scale word paintings, with Christie’s sale of “Untitled (Riot)” (1990), 108 x 72 inches, for $19,840,000 (the fourth highest record for Wool and the highest price achieved for a painting by this artist since 2015). In London, Christie’s sold a large-scale ski painting by Peter Doig, “Ski Jacket” (1994), 71.875 x 83.875, for the GBP equivalent of $19,100,010, which was nearly 2x the high pre-sale estimate of $10,707,784. A work by Agnes Martin achieved one of the highest prices this year within the Postwar sector with the sale of a rare (and large-scale) 1960’s painting, “The Garden” (1964), 72 x 72 inches, from the Leonard A. Lauder sale at Sotheby’s for $17,630,000 (also above estimate).

While the market in 2025 for “trophy” lots saw some expansion, this sector continued to experience some challenges (particularly with respect to highly anticipated lots), such as the withdrawal of Andy Warhol’s “Big Electric Chair” (which was anticipated to sell for $30 million) from Christie’s just prior to the sale, and the buy-in of Alberto Giacometti’s bronze bust “Grande tête mince” at Sotheby’s when it failed to meet its reserve of $70m.

Q1 2026 opened on an optimistic note, with the London spring sales delivering results that injected renewed confidence into a market long subdued by Brexit headwinds, rising taxes, and global contraction. Sotheby’s kicked off on March 4 with a “white-glove” modern and contemporary evening sale — the first completely sold-through various-owner sale in decades — totaling £131 million ($175 million), a 110 percent increase on the equivalent sale last year.18 Highlights included a Francis Bacon Self-Portrait from the Joe Lewis collection at £16 million and a Leon Kossoff that reached £5.2 million, seven times its high estimate. Christie’s followed on March 5 with a three-pronged evening sale totaling £197.5 million ($265 million), a 52 percent increase year-over-year, led by a world auction record for Henry Moore’s King and Queen at £26.3 million.19 Both Sotheby’s and Christie’s also saw strong performances by Andy Warhol, George Condo and Tracey Emin. Phillips had a quieter week, with its evening sale bringing in approximately £13 million ($17.3 million), down 16 percent from last year.20 Across all three houses, a consistent theme emerged: strong demand for established names and works created before 2000, with ultra-contemporary works largely absent.

18 George Nelson, “Sotheby’s Spring Modern and Contemporary Evening Sale in London Achieves Impressive $175M. White-Glove Result,” Artnews, 4 Mar, 2026

19 George Nelson, “Christie’s Triple-Header 20th and 21st Century Evening Sales Nets $265 M., as London Proves It’s Still a Draw to Collectors,” Artnets, 6 Mar, 2026

20 Eileen Kinsella, “Phillips Pulls in $17.3 Million at Slim Modern and Contemporary Sale in London,” Artnet News, 5 Mar, 2026

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The Hong Kong auction season at the end of March delivered a significant boost of momentum for the region, with Christie’s, Sotheby’s, and Phillips collectively generating approximately HK$1.25 billion ($160 million) across their modern and contemporary evening sales, and both Christie’s and Sotheby’s achieving “white-glove” status. Christie’s led with a total of $83.8 million, a 17 percent increase from the equivalent sale last year, while Sotheby’s posted an 84 percent jump to $70.3 million, with the top lot of the weekend — Joan Mitchell’s La Grande Vallée VII (1983) — selling for $17.6 million, setting a new record for the artist in Asia and becoming the most valuable work by a woman artist sold at auction in the region.21 Coinciding with the Hong Kong sales, Seoul Auction held a landmark contemporary art sale in which Yoshitomo Nara’s Nothing About It achieved approximately $11.6 million, setting a new all-time record for any artwork sold at auction in South Korea, while a large-scale Yayoi Kusama Pumpkin (2015) sold for approximately $8.1 million, establishing a Korean auction record for the artist.22

Rounding out Q1 2026, the 13th edition of Art Basel Hong Kong drew strong attendance and healthy opening-day sales, though the tone was notably more considered than in previous years, with collectors taking a more deliberate approach rather than racing to buy on day one. Notable results included Waddington Custot placing works by Zao Wou-Ki and Chu Teh-Chun with asking prices of $2.8 million and $1.3 million respectively, Hauser & Wirth selling a George Condo for a reported $2.3 million, and White Cube moving a Tracey Emin for £1.2 million ($1.6 million).23

21 Vivienne Chow, “$160 Million Auction Haul in Kong Kong Provides Much-Needed Momentum for the Region,” Artnet News, 30 Mar, 2026

22 Kayan Wong, “Yoshitomo Nara painting sells for US$11.6m, becoming the most expensive work auctioned in South Korea,” The Value, 31 Mar, 2026

23 Vivienne Chow & Cathy Fan, “At Art Basel Hong Kong, the Emphasis Is on Slower, Smarter Buying,” Arnet News, 26 Mar, 2026

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Subject Artwork

Alighiero Boetti (Italian, 1940-1994)

xOxgxgxix xSxexsxtxox xGxixoxrxnxox xQxuxaxrxtxox xMxexsxex xMxixlxlxex xNxoxvxex x1x0x0x xOxtxtxaxnxtxax xNxoxvxex, 1989

Embroidery on fabric

42.244 x 42.992 in. (107.3 x 109.2 cm)

Dated on the overlap

Fair Market Value

$650,000

Location

Aiston Fine Art Services

Condition

Excellent

Provenance

Estate of the Artist

Gladstone Gallery, New York

Private Collection, New York (2013)

Private Collection

Acquired from the above by the present collection

Exhibition History

New York, Gladstone Gallery, La Forza del Centro, February 8 - March 23, 2013

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Artist Background

Alighiero Boetti (b. 1940, Turin, Italy - d. 1994, Rome, Italy) is one of the most important post-war Italian artists, best known for his contributions to the movements of Arte Povera and Conceptual Art. Born and raised in the countryside near Turin during World War II, Boetti had a difficult, unsupervised childhood. He enrolled in business school as a teenager but quickly dropped out and immersed himself in Turin’s growing contemporary art scene. Inspired by artists like Henri Matisse, Wols, Nicolas De Stael, and Paul Klee, he created a series of Art Informel paintings in his early twenties. In 1962, the artist moved to Paris for two years, where he continued to study avant-garde artists and develop a Conceptual Art practice. While abroad, Johnny Friedlaender taught him how to engrave, and Boetti produced cardboard drawings, India ink paintings, and scrap metal sculptures. In 1967, Boetti held his first solo exhibition at the Galleria Christian Stein. His use of pre-industrial materials and contemporary social criticism made him a prominent figure in the Arte Povera movement of the late-1960s, and he participated in all of their early group exhibitions in Turin, Milan, and Genoa. He added a lowercase “e” in between his first and last name in 1968 to distinguish his second identity as an artist. In 1971, Boetti visited Afghanistan for the first time and conceived his Mappe (1971-1994), a series of textile world maps distinguished by each country’s flag. He collaborated with local embroiderers to produce the works and often asked the craftswomen to select the color of the ocean, creating unplanned variations between the maps. In 1972, Boetti left the Arte Povera movement and relocated to Rome, where he focused on Conceptual Art. He refocused on a series of ballpoint pen drawings he began in Turin. The following year, he held his first solo exhibition in the United States at John Weber Gallery in New York. He returned to Afghanistan regularly throughout his life, where he would commission his linguistic grid Arazzi (tapestries) and mail postal works. In 1987, Boetti embarked on his largest tapestry entitled Tutto, which he worked on until his premature death. Boetti died of brain cancer on February 24, 1994, in Rome.

Most actively presented in the market by such prominent galleries as Gagosian, Sprüth Magers, Gladstone Gallery, Ben Brown Fine Arts, and Sperone Westwater, Boetti has been the subject of numerous large-scale solo exhibitions including at the Museum für Moderne Kunst in Vienna in 1997 and the Museum für Moderne Kunst in Frankfurt am Main in 1998, as well as a critically-acclaimed retrospective, Game Plan, organized by the Museo Reina Sofía in Madrid in collaboration with the Tate Modern in London and the Museum of Modern Art in 2011 and 2012. Boetti’s works are now held in prestigious permanent collections around the world, including the Center Pompidou in Paris, the Stedelijk Museum in Amsterdam, the Museum of Contemporary Art in Los Angeles, the Philadelphia Museum of Art, Palazzo Grassi in Venice, and the Hirshhorn Museum and Sculpture Garden in Washington D.C., among many others.

Valuation Narrative

“Oggi Sesto Giourno Quarto Mese Mille Nove Ottanta Nove” (1989), 41.7 x 42.5 inches, is a characteristic, large-scale (grandi) embroidery from Boetti’s Arazzi series, which he created from the 1970s through the 1990s using mathematical principles and poetic language to embed coded words and phrases — using both the Roman and Persian alphabets read vertically and in sequence — into dense, multi-colored grid compositions. The title of the Artwork, translating as “Today, Sixth Day, Fourth Month, One Thousand Nine Hundred and Eighty Nine,” is a defining feature of the Arazzi grandi, in which the date of creation is often encoded within both the title and the composition — reflecting the artist’s lifelong fascination with the passage of time. Boetti employed Afghan craftswomen to embroider his textiles, providing a template while allowing the color selection to remain in their hands — a deliberate act of collaborative authorship he considered integral to the work. His connection to Afghanistan was not incidental: according to family history, he was drawn there to follow in the footsteps of an ancestor, an 18th-century Dominican monk named Giovanni Battista Boetti who converted to Sufism while in Mosul. The Artwork is a large, near-square embroidery whose entire surface is covered by an intricate, all-over grid of individually embroidered letters in a palette spanning the full spectrum of red, orange, yellow, green, blue, purple, and pink, with no dominant color or compositional hierarchy. Each letter is rendered in a single color against a contrasting background, and the variation in letter size, color, and script creates an immersive, mosaic-like surface that reads simultaneously as an abstract pattern and encoded language.

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Examples of Boetti’s Arazzi grandi are regularly traded at auction, with anywhere from one to seven works selling each year over the past ten years. Most recently, on January 31, 2026, “Oggi è il nono giorno dell’ottavo mese dell’anno millenovecentoottantotto” (1988), 41 x 44.25 inches — a directly comparable example with similarly vibrant coloration and subtle passages of Persian text, though arranged in intersecting vertical and horizontal lines rather than four small blocks — sold at Sotheby’s Riyadh for $762,000. On October 24, 2025, “Oggi Il Sesto Giorno Dodicesimo Mese Dell’Anno Millenovecentoottantotto Alighiero E Boetti Accanto Al Pantheon” (1988), 42.5 x 41.75 inches — a brightly colored composition including three horizontal and three vertical lines of multi-colored Persian script — failed to sell at Sotheby’s Paris against a pre-sale estimate of the EUR equivalent of $580,875–$813,225. On May 15, 2025, “Senza Titolo (Seguire Il Filo Del Discorso. Tra L’Incudine E Il Martello. Cinque X Cinque Venticinque…)” (1988), 43.12 x 44 inches — notably from the Collection of Barbara Gladstone, with a slightly brighter palette and prominent black Persian script arranged in a grid-like pattern framing subsets of Roman capital letters — sold at Sotheby’s New York for $698,500. Finally, on June 27, 2024, “Oggi ventesimo giorno dell’ottavo mese dell’anno millenovecento ottantotto” (1988), 43 x 44.88 inches — with a less commercial color palette than the Artwork and lacking any Persian script — sold at Christie’s London for the GBP equivalent of $575,000.

The Fair Market Value of the Artwork was determined in relation to the aforementioned artworks, with differences in color, composition, provenance and sale date taken into consideration. Based on this information, it is the opinion of the appraisers that the Fair Market Value of the Artwork is below both the most recent (very strong) sale of “Oggi è il nono giorno dell’ottavo mese dell’anno millenovecentoottantotto” (1988) and the 2025 sale of the Gladstone example (“Senza Titolo (Seguire Il Filo Del Discorso. Tra L’Incudine E Il Martello. Cinque X Cinque Venticinque…)” (1988)) but above the recent-buy in as well as the slightly softer 2024 sale of a less commercial example.

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Comparable Sales

Title: Oggi è il nono giorno dell’ottavo mese dell’anno millenovecentoottantotto

Year Made: 1988

Medium: Embroidery/canvas/board

Dimensions: 41 x 44.25 inches

Date of Sale: January 31, 2026

Sale Name: Origins II

Sale Location: Sotheby’s, Riyadh, Saudi Arabia

Lot: 11

Estimate: $600,000-$800,000

Realized Price: $762,000

Title: Oggi Il Sesto Giorno Dodicesimo Mese Dell’Anno Millenovecentoottantotto Alighiero E Boetti Accanto Al Pantheon

Year Made: 1988

Medium: Embroidery

Dimensions: 42.5 x 41.75 inches

Date of Sale: October 24, 2025

Sale Name: Modernites

Sale Location: Sotheby’s, Paris

Lot: 123

Estimate: $580,875-$813,225

Realized Price: Bought-in

Title: Senza titolo (Seguire il filo del discorso. Tra l’incudine e il martello. Cinque x cinque venticinque…)

Year Made: 1988

Medium: Embroidery on fabric

Dimensions: 43.13 x 44 inches

Date of Sale: May 15, 2025

Sale Name: Selections from The Collection of Barbara Gladstone

Sale Location: Sotheby’s, New York

Lot: 12

Estimate: $400,000-$600,000

Realized Price: $698,500

Title: Oggi ventesimo giorno dell’ottavo mese dell’anno millenovecento ottantotto

Year Made: 1988

Medium: Embroidery on linen

Dimensions: 43 x 44.88 inches

Date of Sale: June 27, 2024

Sale Name: Post-War to Present

Sale Location: Christie’s, London

Lot: 42

Estimate: $444,655-$698,744

Realized Price: $575,000

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Sources of Data

Auction Houses: Christie’s, Sotheby’s, Phillips, Bonhams, Artcurial, SBI Art Auction, Mainichi Auction, Mallet Japan, China Guardian, Ketterer Kunst, Seoul Auction, iART Co.

Online Databases: Artprice, Artnet, AskArt, Mutual Art and the Baer Faxt Auction Database

Masterworks Appraisers’ Qualifications

Abigail Athanasopoulos, Director of Appraisals, is an Accredited Senior Appraiser with the American Society of Appraisers (ASA) with over nineteen (19) years of experience appraising fine art. Prior to her position with Masterworks, she was the Founder & Principal of Spectrum Appraisals, LLC, a comprehensive art appraisal and advisory firm providing a range of services, including fair market value and replacement value appraisals for a wide variety of intended uses. She previously worked as a senior appraiser and project manager for Appraisal Resource Associates, Inc., and a gallery associate at D. Wigmore Fine Art, New York; she has also recently served on ASA’s executive committee and is a former member of ArtTable (a professional organization dedicated to advancing the leadership of women in the visual arts). Ms. Athanasopoulos holds a B.A. in Art History from Wellesley College and has completed extensive coursework in appraisal studies through New York University’s Appraisal Studies Program, Pratt Institute (in association with the American Society of Appraisers), from which she obtained a Certificate in Fine & Decorative Arts Appraisal Studies, and the American Society of Appraisers. She is “qualified” per IRS guidelines and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP).

Jessica Maliszewski, Senior Appraiser, is a Certified Member of the Appraisers Association of America (AAA) specializing in Postwar, Contemporary and Emerging Art. A member of the AAA for nine (9) years, Ms. Maliszewski is Uniform Standards of Professional Appraisal Practice (USPAP) compliant and presently serves on AAA’s Membership Committee. As a Fine Art Appraiser, she has completed appraisals for clients nationally and internationally for purposes of insurance, tax and estate planning, charitable donations, and equitable distribution. Though predominantly working in Postwar, Contemporary and Emerging Art since 2008, Ms. Maliszewski has further experience in valuing and cataloguing a wide variety of fine and decorative objects. In addition to her appraisal work, Ms. Maliszewski has twenty (20) years of experience in New York and London, working in collections management and research, and working for art consultancies, art fairs, museums, galleries, and artist studios. Ms. Maliszewski holds a B.A. with a concentration in Art History from Northeastern University, an M. Litt in the History of Art and Connoisseurship in Fine and Decorative Arts from Christie’s Education in London, and completed extensive coursework in appraisal studies through New York University’s Appraisal Studies Program and the Appraisers Association of America.

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Statements and Disclosures

This Appraisal Report consists of pages and must be presented in its entirety to be valid. This document is prepared solely for internal corporate and accounting purposes as described in the Scope of Work using the Sales Comparison approach to arrive at the Fair Market Value as of the stated effective valuation date. It is to be used solely by the intended users listed in this Appraisal Report for that purpose and can be relied upon by the intended user as described in the Scope of Work.

Unless otherwise stated herein, this Appraisal Report is based only on the readily apparent identity of the item appraised, and no further opinions or guarantee of authenticity, genuineness, attribution, or authorship is made. However, in appraising the subject property, the Masterworks Appraiser(s) found no reason to question the authenticity of the article, except as noted. To the knowledge of the Masterworks Appraiser(s), no laboratory testing has been performed on the subject property.

Unless otherwise stated herein, the appraised value is based on whole ownership and possessory interest undiminished by any liens, fractional interests or any other form of encumbrance or alienation.

This Appraisal Report is made at the request of the parties named for their use. The Appraisal Report is not an indication or certificate of title ownership. The identification of the interest of the requesting parties is simply represented to the Masterworks Appraiser(s) by such parties and no inquiry or investigation has been made nor is any opinion given as to the truth of such representation.

The value expressed herein reflects the professional judgment and opinion of the Masterworks Appraiser(s) and is not a representation or warranty that the item will realize that value if offered for sale at an auction or otherwise. The value expressed is based on current information on the assigned effective valuation date stated on the cover page of this report. No opinion is hereby expressed as to any future value, nor unless otherwise stated, as to any past value.

Masterworks is active in bidding in the auction market. If there is a sale of a work that Masterworks has purchased at public auction that qualifies as comparable to the Artwork, the comparable sale may be included in the comparable data set at the discretion of the Masterworks Appraiser(s), provided that the related party nature of the comparable sale will be noted in the appraisal.

The market level selected for this assignment is based on the subject property’s current use and alternative uses as relevant to the type and definition of value and the intended use of the Appraisal Report. As such, the Masterworks Appraiser(s) considered the most common marketplace(s) given the purpose of this appraisal assignment.

The Masterworks Appraiser(s) are not required to give testimony, be present in any court of law, or appear before any commission or board by reason of this Appraisal Report without reasonable prior notice. Should this report be challenged in any way, not limited to litigation, it is understood that the Masterworks Appraiser(s) are prepared to defend this Appraisal Report, if required. Appearance and testimony at deposition, trial, or alternative dispute resolution proceedings and the necessary preparations thereof are considered to be new and separate assignments.

Possession of this Appraisal Report, or a copy thereof, does not include the right of publication without the written consent of Masterworks. This Appraisal Report, or any part thereof, including the identity of the Masterworks Appraiser(s), shall not be made public through advertising, public relations, news releases, sales, or other distributive or information media without the written consent of Masterworks.

Copies of this Appraisal Report and written and electronic notes pertaining to the appraisal assignment will be kept in the offices of Masterworks for a minimal period of five (5) years after the date of issue or two (2) years after final disposition of any judicial proceedings involving the Masterworks Appraiser(s), whichever period expires last. Masterworks makes every effort to store records pertaining to the Appraisal in a safe and secure environment. However, Masterworks is not responsible for acts of nature, war, terrorism, or other unexpected catastrophes which may affect the safekeeping of this Appraisal Report.

All matters regarding the duties, responsibilities, and liabilities of the Masterworks Appraiser(s) are in accord with the Valuation Standards and Professional Practices as outlined by the Appraisal Foundation in the most recent publication of the Uniform Standards of Professional Appraisal Practice (last issued in 2024) and the Principles of Practice and the Code of Ethics of the Appraisers Association of America.

Submission of this Appraisal Report concludes this appraisal assignment.

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Appraisal Terminology and Definitions

Appraisal: As defined in the Uniform Standards of Professional Appraisal Practice (USPAP), “the act or process of developing an opinion of value; an opinion of value.” According to the USPAP, value can “be numerically expressed as a specific amount, as a range of numbers, or as a relationship (e.g., not more than, not less than) to a previous value opinion or numerical benchmark (e.g., assessed value, collateral value).” It should be noted that the USPAP states that using any other term for an appraisal does not remove the work from being in compliance with USPAP; it is an appraisal if an opinion of value is given.

Buyer’s Premium: The percentage of the bid or “hammer” price paid by the buyer to the auction house when purchasing an item. The fee usually ranges between 5% and 25% of the hammer price.

Bought In (BI): Occurs at auction when an object does not meet its reserve price and fails to sell.

Catalogue Raisonné: A scholarly catalogue that should include all the known works of an artist or all of his or her known works in a specific medium at the time of the catalogue’s compilation. Essential information identifying the works is included, making the catalogue a definitive reference book.

Certificate of Authentication/Authenticity: An official document that certifies that the piece in question is correct, of the period, and by the artist designated. Some states (including New York) require specific information be included on a certificate of authentication.

Clear Title: Refers to ownership of property that is free from encumbrance, obstruction, burden or limitation.

Comparables: Those objects selected by the appraiser as being similar to one being appraised. An examination and analysis of sales figures for similar works or comparable objects allows the appraiser to arrive at an appraised value for the object under consideration.

Condition: Term referring to the physical state of a property and must be noted in an appraisal document.

Conservation: The treatment and preventive care of an object so that its condition does not deteriorate and will remain stable; the preservation of a work of art involving careful maintenance and protection of an object, using materials and procedures that will have no adverse effect on it.

Cost Approach: A valuation approach used to determine the value of an object based upon the cost of re-creating the identical piece. This approach may be applied to the decorative arts when the methods of construction or materials used are replicable.

Hammer Price: The actual (final) bid price at auction; it does not include the buyer’s premium.

Hypothetical Conditions: According to USPAP, those conditions that are contrary to the conditions that actually exist, but are supposed for the purpose of reasonable analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal or economic characteristics of a subject property or about conditions external to the property, such as the market conditions or trends, or about the integrity of data used in an analysis. Appraisals of damaged or destroyed objects employ hypothetical conditions. A hypothetical condition may be used in an assignment only if 1) the use of the hypothetical condition is clearly required for legal purposes, for purposes of reasonable analysis or for purposes of comparison; 2) the use of the hypothetical condition results in a credible analysis; and 3) the appraiser complies with the disclosure requirements set forth in USPAP for hypothetical conditions.

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Income Approach: A valuation approach used to determine the value of a work of art or object that will be used to generate future income. This is most often done through leasing, rental or the creation of reproductions but not through a one-time only sale with transfer of title and/or copyright.

Market Analysis: The study of market conditions for a specific type of personal property; sometimes both the retail and wholesale markets must be examined and analyzed.

Medium: 1.) The material from which an object or artwork is made or on which it is produced; it may include paper, canvas, board, cel (acetate), bronze; 2.) The specific tool and material used by an artist; e.g., brush and oil paint, chisel and stone; 3.) The mode of expression used by an artist; e.g., painting, sculpture, graphic arts, etc.; 4.) A liquid that may be added to a paint to increase its manipulability without decreasing its adhesive, binding or film forming properties.

Most Appropriate Market or Marketplace: The venue in which an appraiser determines that an object can be sold most easily and at the highest price. In the case of personal property, when comparables are scarce, it frequently references the most appropriate market, which can be a combination of auction and private gallery sales.

No Commercial Value (NCV): A term that usually refers to an object or a group of objects, usually in estate situations, for which it is not reasonable to assign a monetary value; for example, a mattress and a box spring.

Offering Amount: For Masterworks’ purposes, the aggregate total value of all Class A shares in a given Artwork as reflected in the final offering circular filed with the SEC.

Original Cost: Also known as the historical cost or the cost of acquiring an item of personal property.

Offering Date: For Masterworks’ purposes, the date at which the final offering circular is filed with the SEC.

Personal Property: Defined by USPAP as “identifiable, tangible objects that are considered by the general public as being “personal”; for example, furnishings, artwork, antiques, gems and jewelry, collectibles, machinery and equipment.”

Primary Market: A market created either by the maker or the maker’s agent when an object is sold for the first time, usually in galleries or stores. The secondary market is the venue for the sale of an object between a seller and a buyer when neither of them have participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Primary Source: Material, used in research and data comparisons, that is gathered from first-hand witnesses and includes auctions attended, galleries, art fairs and stores visited as well as actual comparables witnessed by the appraiser.

Provenance: The history of an object that may include its past ownership as well as its exhibition and catalogue history.

Qualified Appraisal: An appraisal will be treated as a qualified appraisal within the meaning of IRS Code §170 (f)(11)(E) if the appraisal complies with all the requirements of §1.170A-13(c) of the existing regulations (except for the extent the regulations are inconsistent with § 170 (f)(11)), and is conducted by a qualified appraiser in accordance with generally accepted appraisal standards. See sections 3.02(2) and 3.03 of Notice 2006-96. An appraisal will be treated as having been conducted in accordance with generally accepted appraisal standards within the meaning of §170 (f)(11)(E)(i)(II) if, for example, the appraisal is consistent with the substance and principles of the Uniform Standards of Professional Appraisal Practice (“USPAP”).

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Qualified Appraiser: (1) Appraisal designation. An appraiser will be treated as having earned an appraisal designation from a recognized professional appraiser organization within the meaning of §170 (f)(11)(E)(ii)(I) if the appraisal designation is awarded on the basis of demonstrated competency in valuing the type of property for which the appraisal is performed. (2) Education and experience in valuing the type of property. An appraiser will be treated as having demonstrated verifiable education and experience in valuing the type of property subject to the appraisal within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser makes a declaration in the appraisal that, because of the appraiser’s background, experience, education and membership in professional associations, the appraiser is qualified to make appraisals of the type of property being valued. (3) Minimum education and experience. An appraiser will be treated as having met minimum education and experience requirements within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser has successfully completed college or professional level coursework that is relevant to the property being valued, has obtained at least two years of experience in the trade or business of buying, selling, or valuing the type of property being valued, and has fully described in the appraisal the appraiser’s education and experience that qualify the appraiser to value the type of property being valued.

Recto: The front side of a painting.

Sales Comparison Approach: the most commonly applied valuation approach when appraising personal property, in which appraised value is based on achieved prices for similar works by the same artist or artisan of equal standing and related reputation (alternatively called Comparative Market Data Approach, Market Data Approach or Comparable Market Data Approach.)

Secondary Market: Refers to the marketplace in which a used object is bought and sold. Once an item is no longer available from the original source, it is considered a secondary market item. The term usually refers to the auction market and is in no way associated with the value or the condition of the object. The secondary market is the venue for the sale of an object, through an auction or a gallery, between a seller and a buyer, neither of whom has participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Secondary Source: an article or book that discusses information that was first presented somewhere else. Examples of secondary sources utilizing exact primary sources in research and data comparison are Artnet, ArtFact, P4a, Gordonsart, Art-Sales-Index, newel.com and other internet research tools.

Seller’s Premium or Seller’s Commission: The percentage of the bid or “hammer” price paid by a seller to an auction house when selling an item. The fee ranges from nothing to 35 percent and may be more negotiable than the buyer’s premium.

Statement of Assumptions & Limiting Conditions: Terms or concepts generally linked together in most appraisals. An assumption is that which is taken to be true. An extraordinary assumption is an assumption, directly related to a specific assignment, that, if found to be false, could alter the appraiser’s opinions or conclusions. A limiting condition refers to the conditions that limit the appraiser’s examination or research of the appraised items and the appraisal assignment. Hypothetical conditions are those that are contrary to what exists, but are supposed for the purpose of analysis.

Uniform Standards of Professional Appraisal Practice (USPAP): The appraisal standards covering the development and communication of appraisers’ opinions and conclusions published by the Appraisal Standards Board of The Appraisal Foundation. First published in 1987, these standards apply to all disciplines of appraising.

Verso: The backside of a painting.

Work Size: The dimensions of works on panel or board. When the word “sight” is used in conjunction with worksize, it refers to the dimensions of the visible image of the work.

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